UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _______

Commission file number 1-8036

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WEST PHARMACEUTICAL SERVICES, INC.
530 HERMAN O. WEST DRIVE
EXTON, PA 19341
610-594-2900

REQUIRED INFORMATION

Items
1 to 3.	Not required; see Item 4 below.

4.	The following are furnished for the Plan:

(a) The West Pharmaceutical Services, Inc. 401(k) Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and is, therefore, filing Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

(b) A written consent of the accountant.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
For the Years Ended December 31, 2021 and 2020

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN

* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Administrator of
West Pharmaceutical Services, Inc. 401(k) Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the West Pharmaceutical Services, Inc. 401(k) Plan (the “Plan”) as of December 31, 2021 and 2020, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Fischer Cunnane & Associates Ltd

We have served as the Plan’s auditor since 2004.

West Chester, Pennsylvania
June 23, 2022

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2021 AND 2020

	2021	2020
Assets:

Investments:
Investments at fair value (Note D)	$387,011,261	$321,366,219
Plan interest in Master Trust (Note C)	114,206,124	85,146,523
Total investments	501,217,385	406,512,742

Receivables:
Employer contributions	8,804,839	7,915,743
Notes receivable from participants	4,923,313	4,392,506
Total receivables	13,728,152	12,308,249

Net assets available for benefits	$514,945,537	$418,820,991

The accompanying Notes are an integral part of these statements.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
Additions:
Investment income:
Interest and dividend income	$14,472,547	$9,503,846
Net appreciation in fair value of investments	35,898,516	40,517,044
Plan interest in Master Trust net investment income	50,150,064	42,903,003
Net investment income	100,521,127	92,923,893

Interest income on notes receivable from participants	220,033	238,783

Contributions:
Employer	18,071,477	15,707,809
Participant	19,241,000	16,323,206
Rollover	4,774,568	3,603,712
Total contributions	42,087,045	35,634,727

Total additions	142,828,205	128,797,403

Deductions:
Benefits paid	46,531,832	35,609,086
Plan expenses	171,827	143,088
Total deductions	46,703,659	35,752,174

Net increase	96,124,546	93,045,229

Net assets available for plan benefits:
Beginning of the year	418,820,991	325,775,762
End of the year	$514,945,537	$418,820,991

The accompanying Notes are an integral part of these statements.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

NOTE A - Description of Plan

The following description of the West Pharmaceutical Services, Inc. (the “Company” or “Plan Administrator”) 401(k) Plan (the “Plan”), as amended and restated effective October 26, 2012, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s current provisions. The Plan was most recently amended effective January 1, 2019.

General
The Plan is a defined contribution profit-sharing plan, designed to comply with Section 401(k) of the Internal Revenue Code (the “Code”), that also satisfies the matching contribution “safe harbor” provisions of the Code. Full-time employees of the Company and its participating affiliates who are at least eighteen years of age are immediately eligible to participate in the Plan. The Plan is subject to the provisions of the ERISA, as amended.

The Coronavirus Aid, Relief, and Economic Security (“CARES”) Act was signed into law on March 27, 2020. The following provisions were implemented by the Plan in response to the CARES Act:

•Plan participants who were receiving required minimum distributions were offered the option to suspend their required minimum distribution in 2020.
•Participants with existing loans who were affected by the novel coronavirus ("COVID-19") were able to suspend loan payments for up to a year.
•Eligible Plan participants facing economic challenges related to COVID-19 were able to withdraw up to $100,000 from the Plan without being required to pay the normal 10% penalty for early withdrawal if the participant is under age 59½. Participants have an extended period of three years to pay the ordinary income taxes on that distribution. Also, participants may choose to make a repayment to their Plan account of any COVID-19 related distributions within three years.
•Until September 23, 2020, eligible Plan participants facing economic challenges related to COVID-19 were able to request increased loans to the lesser of $100,000 or 100% of their vested account balances with the loan origination fee waived.

CARES Act amendments will be fully executed no later than December 31, 2022.

Master Trust
Effective January 3, 2011, the Company entered into an agreement with Vanguard Fiduciary Trust Company (“VFTC”) to form a master trust (“Master Trust”) to hold certain investments of the Plan and the West Contract Manufacturing Savings and Retirement Plan on a commingled basis, for investment purposes only. The sole investment in the Master Trust is common stock of the Company (the “West Stock Fund”). See Note C for more information regarding the Master Trust.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

Automatic Enrollment and Escalation
Employees hired on January 1, 2020 or later are automatically enrolled in the Plan 30 days following their date of hire at a pre-tax contribution rate of 3% of eligible compensation. Furthermore, this rate will increase by 1% on April 1st every year until a 10% contribution deferral rate is reached. Employees may choose to decline participation or escalation by contacting The Vanguard Group, recordkeeper for the Plan.

Employee Contributions
Eligible employees may contribute up to 75% of pre-tax annual compensation to the Plan, of which all or a portion can be designated by the participant as Roth contributions, provided such contributions do not exceed the limits of the Code. Participants can also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans, as well as Roth rollover contributions.

Company Matching Contributions
The Company matches 100% of the first 3% of compensation that a participant contributes to the Plan and 50% of the next 2% of compensation contributed to the Plan.

Non-Elective Company Contributions
Beginning in 2019, all employees were eligible to receive a Non-Elective Company Contribution to the Plan equal to 3% of the employee’s compensation. Employees must be employed on December 31 or have terminated employment during the year due to death, total and permanent disability, or in connection with an involuntary reduction in force such as a restructuring, reorganization, plant closure, or mass layoff or have reached age 55 with at least 10 years of service to be eligible for the annual Non-Elective Company Contribution.

The Non-Elective Company Contribution is made annually and will be allocated to participant accounts no later than the March 15 that follows the end of the previous calendar year.

Investments
The Plan offers mutual funds and the West Stock Fund as investment options for participants. The Company’s Investment Committee periodically reviews, and may make changes to, the investment alternatives available.

Participants may change or transfer their investment options at any time. Participants may not allocate future contributions to, or make purchases into, the West Stock Fund if their current balance in the fund exceeds 20% of their total account balance. The portion of the Plan which is invested in the West Stock Fund has been designated as an Employee Stock Ownership Plan (“ESOP”). Participants have the option to elect to receive dividends paid on shares of stock held in the ESOP in cash or have them reinvested in the West Stock Fund. If no election is made, the dividends are reinvested.

Company Matching Contributions and Non-Elective Company Contributions are invested according to the investment allocations made for participant contributions.

Participant Accounts
Individual accounts are maintained for each Plan participant. Each account is self-directed and is credited with the participant’s contribution, the Company’s Matching Contribution and any applicable Non-Elective Company Contributions, and an allocation of Plan earnings (losses). Participant accounts are charged with certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

Vesting
Participants are immediately vested in their contributions and Company Matching Contributions, plus earnings thereon. Participants become vested in the Non-Elective Company Contributions after completing three years of service with the Company. All contributions are 100% vested when a participant reaches age 65, dies or becomes totally and permanently disabled.

Forfeited Accounts
At both December 31, 2021 and 2020, the balance of forfeited accounts totaled $37,182 and $2,122. During 2021 and 2020, forfeitures of $327,244 and $355,465, respectively, were used to reduce Company Matching Contributions. No forfeitures were used to pay administrative expenses during 2021 or 2020.

Notes Receivable from Participants
Participants may borrow from their fund accounts a maximum amount equal to the lesser of $50,000 or 50% of the vested portion of their account balances. The loans are secured by the balance in the participant’s account. Loan terms generally range from one to five years, except for loans to purchase a principal residence which may be repaid over fifteen years, and bear interest at the Prime rate plus 1% as published on the first business day of each month following a change in the rate, as determined on the date the loan is made. At December 31, 2021 and 2020, interest rates on outstanding loans ranged from 4.25% to 6.50%. Principal and interest are paid ratably through payroll deductions.

Benefits
Benefits are payable upon termination of a participant’s employment, or termination of service due to death, disability or retirement. Participants may make in-service withdrawals in accordance with the provisions outlined in the Plan document. Generally, any benefit due shall be paid as soon as administratively feasible.

NOTE B - Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements of the Plan are prepared using the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from these estimates.

Valuation of Investments and Income Recognition
The Plan’s investments are stated at fair value. See Note D for discussion of fair value measurements, with the exception of the Master Trust, which is discussed in Note C. Purchases and sales of investments are recorded on a trade-date basis. The Plan presents in its statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of both realized and unrealized gains and losses.

Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Interest income is accrued when earned.

Payment of Benefits
Benefits are recorded when paid. Delinquent notes receivable from participants are treated as distributions based upon the terms of the Plan document.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

Plan Expenses
Administrative expenses of the Plan are paid jointly by participants and the Company.

NOTE C - Master Trust

As mentioned in Note A, a portion of the Plan’s investments are held in a Master Trust, commingled with assets of another Company-sponsored retirement plan. The sole investment in the Master Trust is the West Stock Fund.

The total fair value of the Master Trust’s investment in the West Stock Fund, as of December 31, 2021 and 2020, was $115,002,066 and $85,656,461, respectively. The West Stock Fund is valued at the year-end unit closing price, which is comprised of the quoted market price of the Company stock plus an uninvested cash portion, which is considered a Level 1 fair value measurement.

The changes in net assets for the Master Trust for the years ended December 31 are as follows:

	2021	2020
Dividends	$190,643	$209,165
Net appreciation in fair value of common stock	50,294,612	42,927,450
Net investment income	50,485,255	43,136,615
Net transfers	(21,139,650)	(10,155,068)
Increase in net assets	29,345,605	32,981,547

Net assets:
Beginning of year	85,656,461	52,674,914
End of year	$115,002,066	$85,656,461

The Plan’s share of the Master Trust’s net assets and investment activities is based upon the total of each individual participant’s share of the Master Trust. The Plan’s interest in the net assets of the Master Trust was 99.31% and 99.40%, as of December 31, 2021 and 2020, respectively.

The following tables summarize the Plan’s investments in the Master Trust for the years ended December 31:

	Master Trust Balance	Plan's Interest in Master Trust Balance
	December 31, 2021	December 31, 2021
Common Stock	$115,002,066	$114,206,124
Total investments at fair value	$115,002,066	$114,206,124

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	Master Trust Balance	Plan's Interest in Master Trust Balance
	December 31, 2020	December 31, 2020
Common Stock	$85,656,461	$85,146,523
Total investments at fair value	$85,656,461	$85,146,523

NOTE D - Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The following fair value hierarchy classifies the inputs to valuation techniques used to measure fair value into one of three levels:

Level 1:    Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2:    Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3:    Unobservable inputs that reflect the reporting entity’s own assumptions.

The following tables summarize the Plan’s investments, excluding the Master Trust, that are measured at fair value on a recurring basis:

				Balance at
	Basis of Fair Value Measurements			December 31,
	Level 1	Level 2	Level 3	2021
Mutual funds	$387,011,261	$—	$—	$387,011,261
Total Investments at fair value	$387,011,261	$—	$—	$387,011,261

				Balance at
	Basis of Fair Value Measurements			December 31,
	Level 1	Level 2	Level 3	2020
Mutual funds	$321,366,219	$—	$—	$321,366,219
Total Investments at fair value	$321,366,219	$—	$—	$321,366,219

The valuation methodologies used for assets measured at fair value are as follows:

Mutual funds: Valued at quoted market prices, which represent the net asset value (“NAV”) of shares held by the Plan at year-end.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

NOTE E - Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

COVID-19 has affected, and may continue to affect, economic activity globally, nationally, and locally. Following the COVID-19 outbreak, the values of investment securities have been subject to significant volatility. Economic and market conditions and other effects of the COVID-19 outbreak may continue to affect the Plan. The extent of these factors on the Plan’s investments and the amounts reported in the statement of net assets cannot be predicted at this time. The Company has continued to actively monitor the COVID-19 situation and its impact globally. Our primary objectives have remained the same throughout the pandemic: to support the safety of our team members and their families and continue to support patients around the world.

NOTE F - Related Party Transactions

The Plan invests in shares of mutual funds which are managed by VFTC, a subsidiary of The Vanguard Group, Inc. VFTC acts as Trustee for these investments, as well as the West Stock Fund, as defined by the Plan. Therefore, these transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. In addition, loans to participants qualify as party-in-interest transactions.

NOTE G - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants’ accounts will be distributed in accordance with the provisions of the Plan.

NOTE H - Tax Status

The Plan obtained its latest determination letter on May 3, 2017, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since requesting the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the U.S. federal, state or local authorities. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2021, there were no uncertain positions taken or expected to be taken that require recognition or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations prior to 2018.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

NOTE I - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500:

	2021	2020
Net assets available for benefits per the financial statements	$514,945,537	$418,820,991
Adjustment for deemed distributions of participant loans	(83,855)	(30,745)
Net assets per Schedule H of Form 5500	$514,861,682	$418,790,246

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to Schedule H of Form 5500:

	2021	2020
Net increase per the financial statements	$96,124,546	$93,045,229
Change in the adjustment for deemed distributions of participant loans	(53,110)	36,145
Net income per Schedule H of Form 5500	$96,071,436	$93,081,374

NOTE J - Subsequent Events

The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance, June 23, 2022, and has determined that, except for the matter noted below, no significant events occurred after December 31, 2021 but prior to the issuance of these financials statements, that would have a material impact on its financial statements.

Effective January 1, 2022, the Plan was amended to freeze the investment of contributions and accounts in the common stock of the Plan sponsor. The amendment also revised the Plan loan and Hardship withdrawal provisions.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2021

	PLAN EIN: 23-1210010
	PLAN NUMBER: 008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
*	American Funds EuroPacific Growth Fund Class R-6	Mutual Fund	**	$12,613,433
*	DoubleLine Core Fixed Income Fund; R6	Mutual Fund	**	2,223,915
*	MFS Global Equity Fund Class R6	Mutual Fund	**	1,647,042
*	PIMCO Inflation Response Multi-Asset Fund Institutional Class	Mutual Fund	**	1,892,597
*	Vanguard Cash Reserve Federal MM Fund	Mutual Fund	**	19,902,443
*	Vanguard Diversified Equity Fund	Mutual Fund	**	121,795,733
*	Vanguard Institutional Target Retirement 2015 Fund	Mutual Fund	**	1,505,164
*	Vanguard Institutional Target Retirement 2020 Fund	Mutual Fund	**	11,117,087
*	Vanguard Institutional Target Retirement 2025 Fund	Mutual Fund	**	22,264,932
*	Vanguard Institutional Target Retirement 2030 Fund	Mutual Fund	**	27,410,808
*	Vanguard Institutional Target Retirement 2035 Fund	Mutual Fund	**	24,844,306
*	Vanguard Institutional Target Retirement 2040 Fund	Mutual Fund	**	16,887,116
*	Vanguard Institutional Target Retirement 2045 Fund	Mutual Fund	**	17,795,241
*	Vanguard Institutional Target Retirement 2050 Fund	Mutual Fund	**	17,056,486
*	Vanguard Institutional Target Retirement 2055 Fund	Mutual Fund	**	10,389,687
*	Vanguard Institutional Target Retirement 2060 Fund	Mutual Fund	**	7,115,970
*	Vanguard Institutional Target Retirement 2065 Fund	Mutual Fund	**	1,974,258
*	Vanguard Institutional Target Retirement Income Fund	Mutual Fund	**	4,113,939
*	Vanguard Total Bond Market Index Fund Institutional Shares	Mutual Fund	**	15,509,595
*	Vanguard Total International Stock Index Fund Admiral Shares	Mutual Fund	**	2,112,799
*	Vanguard Total Stock Market Index Fund Institutional Shares	Mutual Fund	**	44,883,927
*	Vanguard Total World Stock Index Fund Admiral Shares	Mutual Fund	**	1,954,783
*	West Stock Fund	Master Trust	**	114,206,124
*	Participant Loans	4.25% - 6.50%	$0	4,923,313
				$506,140,698

*	Party-in-interest
**	Cost has been omitted, as investment is participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN

By: /s/ Bernard J. Birkett
Bernard J. Birkett
Plan Administrator

Date:  June 23, 2022

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm